Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Pre-tax income (loss) from continuing operations	$229	$(242,889)	$(148,398)	$(7,918)	$59,084
Add: Fixed charges	69,215	62,905	60,988	57,542	66,610
Less: Minority interest	—	1,110	381	452	347
Less: Equity investment	—	—	(249)	(412)	(2,678)

Total earnings before fixed charges	$69,444	$(181,094)	$(87,542)	$49,584	$128,025

Fixed charges:
Interest expense	$61,373	$54,175	$53,440	$50,526	$60,733
Accretion on debt discount	449	1,732	—	—	—
Estimated interest component of rent expense	7,393	6,998	7,548	7,016	5,877

Total fixed charges	$69,215	$62,905	$60,988	$57,542	$66,610

Shortage	N/A	$243,999	$148,530	$7,958	N/A

Ratio of earnings to fixed charges(1)	1.00	<1	<1	<1	1.92

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of pre-tax income from continuing operations (before adjustment for minority interests in consolidated subsidiaries and loss from equity investees) plus fixed charges, by fixed charges. Fixed charges consist of interest charges, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest.